                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                   FORM 11-K


 (Mark One)

    [X]                          Annual Report
                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934
                                (Fee Required)

                  For the fiscal year ended December 31, 1998


                                      OR



    [_]        Transition report pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934
                               (No Fee Required)


                        Commission File Number 33-26867


               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN
                              (Title of the Plan)



                           LYONDELL CHEMICAL COMPANY
                             1221 McKinney Street
                                   Suite 700
                             Houston, Texas 77010

                   (Name and address of principal executive
                    office of the issuer of the securities)

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN


                         INDEX TO FINANCIAL STATEMENTS


                                                                          Page
                                                                          ----
Report of Independent Accountants                                          2

Financial Statements:

    Statement of Net Assets Available for Benefits                         3

    Statement of Changes in Net Assets Available for
        Benefits with Fund Information                                     4

    Notes to Financial Statements                                          6

Supplemental Schedules are not required at the plan level and have been omitted.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Benefits Administrative Committee of the
 Lyondell Chemical Company 401(k) and Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Lyondell Chemical Company 401(k) and Savings Plan (the "Plan") at December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP

Houston, Texas
June 28, 1999

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                            As of December 31, 1998

ASSETS
Investments, at fair value:
  Investment in Lyondell Chemical Company Master Trust                    $20,449,051
                                                                          -----------
      Net assets available for benefits                                   $20,449,051
                                                                          ===========

                      See Notes to Financial Statements.

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                     For the year ended December 31, 1998

                                                                                          Participant Directed
                                                   ----------------------------------------------------------------------
                                                              Lyondell                                           SSGA
                                                            Common Stock             ARCO         Money      Intermediate
                                                            ------------
                                                     Dividend        Dividend       Common        Market          Bond
                                                      Payout       Reinvestment      Stock         Fund           Fund
                                                   -------------  -------------  ------------  -------------  -----------
Contributions:
    Employer                                       $         --   $         --   $        --   $          --   $       --
    Participant                                          21,232         79,304            --         66,286        26,989
    Rollover                                                 --             --            --          8,598         8,468
                                                   ----------------------------------------------------------------------
        Total                                            21,232         79,304            --         74,884        35,457
                                                   ----------------------------------------------------------------------
Investment income (loss):
    Lyondell Chemical Company Master Trust             (227,461)      (562,217)     (336,571)       143,002        75,247
                                                   ----------------------------------------------------------------------
Benefits paid to participants                          (227,071)      (201,758)   (1,135,956)    (4,073,523)     (184,658)
                                                   ----------------------------------------------------------------------
Loan activity:
    Participant borrowings                               (1,316)            --            --        (97,359)           --
    Participant repayments                               24,300         32,228            --        141,978         4,206
                                                   ----------------------------------------------------------------------
        Net loan activity                                22,984         32,228            --         44,619         4,206
                                                   ----------------------------------------------------------------------
Transfer activity:
    Transfers from Equistar Chemicals, LP
        Savings and Investment Plan                   1,257,339      2,945,782     3,617,761      5,051,173       959,726
    Net transfers from LYONDELL-CITGO
        Refining Company Ltd. Master Trust                   --        134,226        48,823        314,222        70,855
    Net transfers between investment options            (74,898)      (543,404)     (916,350)     2,288,790       113,011
                                                   ----------------------------------------------------------------------
        Net transfer activity                         1,182,441      2,536,604     2,750,234      7,654,185     1,143,592
                                                   ----------------------------------------------------------------------
Net increase                                            772,125      1,884,161     1,277,707      3,843,167     1,073,844
                                                   ----------------------------------------------------------------------
Net assets available for benefits:
    End of year                                    $    772,125   $  1,884,161   $ 1,277,707   $  3,843,167   $ 1,073,844
                                                   ======================================================================
                                                   ------------------------
                                                       IDS        Dodge &
                                                       New          Cox

                                                    Dimensions    Balanced
                                                       Fund         Fund
                                                   -----------   ----------
Contributions:
    Employer                                       $        --   $       --
    Participant                                        162,670       72,262
    Rollover                                            20,729        1,384
                                                   ------------------------
        Total                                          183,399       73,646
                                                   ------------------------
Investment income (loss):
    Lyondell Chemical Company Master Trust             625,778        1,053
                                                   ------------------------
Benefits paid to participants                       (1,180,701)    (132,648)
                                                   ------------------------
Loan activity:
    Participant borrowings                             (25,124)          --
    Participant repayments                              93,176       17,435
                                                   ------------------------
        Net loan activity                               68,052       17,435
                                                   ------------------------
Transfer activity:
    Transfers from Equistar Chemicals, LP
        Savings and Investment Plan                  4,905,903    1,000,535
    Net transfers from LYONDELL-CITGO
        Refining Company Ltd. Master Trust             182,924           --
    Net transfers between investment options          (610,152)    (125,484)
                                                   ------------------------
        Net transfer activity                        4,478,675      875,051
                                                   ------------------------
Net increase                                         4,175,203      834,537
                                                   ------------------------
Net assets available for benefits:
    End of year                                    $ 4,175,203   $  834,537
                                                   ========================

                           (Continued on next page)

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                --(Continued)

                     For the year ended December 31, 1998

                                                                                                          Non-Part
                                                                 Participant Directed                     Directed
                                                -----------------------------------------------------   ------------
                                                   Seven                                                  Lyondell
                                                    Seas          PBHG      Europacific   Participant      Common
                                                  S&P 500        Growth        Growth         Loan         Stock          Plan
                                                    Fund          Fund          Fund          Fund      Div. Payout       Total
                                                -----------   -----------   ------------  -----------   ------------   ------------
Contributions:
    Employer                                     $       --    $       --    $       --     $      --   $   301,968     $   301,968
    Participant                                     132,269        64,343        45,932            --            --         671,287
    Rollover                                         27,992        13,460        11,914            --            --          92,545
                                                --------------------------------------------------------------------   ------------
        Total                                       160,261        77,803        57,846            --       301,968       1,065,800
                                                --------------------------------------------------------------------   ------------
Investment income (loss):
    Lyondell Chemical Company Master Trust          309,331       (20,396)      167,403        58,991      (742,297)       (508,137)
                                                --------------------------------------------------------------------   ------------
Benefits paid to participants                      (185,915)      (98,861)     (201,755)     (223,945)   (1,216,574)     (9,063,365)
                                                --------------------------------------------------------------------   ------------
Loan activity:
    Participant borrowings                           (6,752)       (8,697)       (8,679)      151,341        (3,414)             --
    Participant repayments                           29,407        20,911        17,947      (382,211)          623              --
                                                --------------------------------------------------------------------   ------------
        Net loan activity                            22,655        12,214         9,268      (230,870)       (2,791)             --
                                                --------------------------------------------------------------------   ------------
Transfer activity:
    Transfers from Equistar Chemicals, LP
        Savings and Investment Plan               1,062,999     1,176,335     1,143,732       916,842     3,759,012      27,797,139
    Net transfers from LYONDELL-CITGO
        Refining Company Ltd. Master Trust          146,620       170,442        89,502            --            --       1,157,614
    Net transfers between investment options        (26,381)      (76,307)      181,930            --      (210,755)             --
                                                --------------------------------------------------------------------   ------------
        Net transfer activity                     1,183,238     1,270,470     1,415,164       916,842     3,548,257      28,954,753
                                                --------------------------------------------------------------------   ------------
Net increase                                      1,489,570     1,241,230     1,447,926       521,018     1,888,563      20,449,051
                                                --------------------------------------------------------------------   ------------
Net assets available for benefits:
    End of year                                  $1,489,570    $1,241,230    $1,447,926     $ 521,018   $ 1,888,563     $20,449,051
                                                ====================================================================   ============

                       See Notes to Financial Statements.

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

1.   Description of Plan

General - The Lyondell Chemical Company 401(k) and Savings Plan ("Plan") is a defined contribution plan for employees and vested former employees of Lyondell Chemical Company ("Company" or "Lyondell"), formerly Lyondell Petrochemical Company. The Plan was adopted as of January 1, 1998 as the successor to the Lyondell Petrochemical Company 401(k) and Savings Plan ("Prior Plan"), which was originally adopted July 1, 1995. With the formation of Equistar Chemicals, LP ("Equistar") as of December 1, 1997, a substantial number of Lyondell employees became employees of Equistar. As of January 1, 1998, Equistar became the sponsor of the Prior Plan and changed the name to the Equistar Chemicals, LP Savings and Investment Plan, thereby creating the need to adopt the successor plan for Lyondell employees. During 1998, Lyondell participants' account balances previously held in the Prior Plan were transferred to the new Plan. Participants should refer to the Plan document for a complete description of the Plan.

Contributions - Participants are allowed to contribute from 1 percent to 14 percent of their base pay to the Plan through pre-tax payroll deductions ("Elective Deferrals") and from 1 percent to 10 percent of their base pay through after-tax payroll deductions ("Savings Contributions"). The Company makes matching contributions to the participant's account at the rate of 160 percent of the Elective Deferrals up to a maximum Company contribution of 8 percent of the participant's base salary. All contributions and earnings thereon are fully vested and nonforfeitable. All earnings are allocated to individual participant accounts on the basis of the units held in the investment fund.

Investment Election - Participant contributions and earnings thereon are invested in the following alternatives, or any combination thereof, in accordance with the option or options selected by each participant: common stock of the Company, units of the State Street Short-Term Investment Fund ("Money Market Fund"), units of the SSGA Intermediate Bond Fund, units of the IDS New Dimensions Fund, units of the Dodge & Cox Balanced Fund, units of the Seven Seas S&P 500 Fund, units of the PBHG Growth Fund and units of the Europacific Growth Fund. All of these funds are held within the Lyondell Chemical Company Master Trust ("Lyondell Master Trust"), formerly the Lyondell Petrochemical Company Master Trust. A brief description of each fund follows:

    Money Market Fund - Contributions to this fund are primarily invested in
    -----------------
    commercial paper, certificates of deposit, bankers' acceptances, repurchase agreements and other high quality money market investments. Each participant earns interest based upon the blended rate of the various interest rates for all securities held in the fund.

    SSGA Intermediate Bond Fund - Contributions to this fund are primarily
    ---------------------------
    invested in intermediate-term U.S. Treasury or Agency bonds, high quality investment-grade corporate bonds and "A"-rated or better asset backed investments. Each participant earns a return based upon interest paid on the bonds and increases and decreases in the market value of the bonds.

    IDS New Dimensions Fund - Contributions to this fund are primarily invested
    -----------------------
    in stocks of medium to large companies operating in areas where economic and technological changes are occurring. Each participant earns a return based upon the increase or decrease in the market value of the stocks held, plus dividend and interest income.

    Dodge & Cox Balanced Fund - Contributions to this fund are primarily
    -------------------------
    invested in a diversified portfolio of stocks and investment grade bonds. Each participant earns a return based upon the increase or decrease in the value of the stocks and bonds held, plus dividend and interest income.

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

    Seven Seas S&P 500 Fund - Contributions to this fund are invested in stocks
    -----------------------
    of large U.S. companies. Each participant earns a return based upon the increase or decrease in the market value of the stocks held, plus dividend and interest income.

    PBHG Growth Fund - Contributions to this fund are primarily invested in
    ----------------
    stocks of small companies in the U.S. Each participant earns a return based upon the increase or decrease in the market value of the stocks held, plus dividend and interest income.

    Europacific Growth Fund - Contributions to this fund are primarily invested
    -----------------------
    in stocks of companies based outside the U.S. Each participant earns a return based upon the increase or decrease in the market value of the stocks held, dividend and interest income and changes in the values of foreign currencies (as compared to the value of the U.S. dollar).

When investing in common stock of the Company, the participant may designate that the common stock be held either in the Lyondell Common Stock - Dividend Payout Fund ("ESOP") portion of the Plan (an employee stock ownership plan under Section 4975(e)(7) of the Internal Revenue Code) or in the Lyondell Common Stock
- Dividend Reinvestment Fund ("non-ESOP stock fund"). Dividends on common stock held in the non-ESOP stock fund are reinvested in the common stock of the Company and held in the participant's plan account. Dividends on common stock held in the ESOP are reinvested in the Money Market Fund and are payable to the participant annually as allowed by the Plan. All Company contributions are made in the form of common stock of the Company or cash to be used to purchase common stock of the Company and are invested in the ESOP and may not be transferred to other investment options.

Employees of Atlantic Richfield Company ("ARCO") who became employees of Lyondell had the assets attributable to their participation in the ARCO Capital Accumulation Plan II (which assets included ARCO common stock) transferred to the Plan. ARCO common stock may be held or sold; however, no new purchases of ARCO common stock may be elected by the participant except upon reinvestment of dividends from the shares of ARCO common stock.

Withdrawals and Borrowings - If a participant terminates employment for any reason, the participant's account balance will be distributed upon attainment of age 65 or anytime the participant makes application to receive the funds prior to age 65. If the participant's account balance is less than $3,500, the participant's account balance will be distributed as soon as practicable.

The Plan permits withdrawals of Elective Deferrals under certain hardship conditions as defined by the Plan and granted by the Benefits Administrative Committee. Savings Contributions may be withdrawn in total or partial amounts as defined by the Plan.

Withdrawals are made in a lump sum cash payment, although a participant may elect to receive Lyondell or ARCO common stock to the extent assets are held in the form of such stock. Distributions upon retirement or termination are generally in Lyondell or ARCO common stock to the extent assets are held in the form of such stock, and in cash to the extent invested in any other investment funds maintained under the Plan.

The Plan provides for employees to borrow up to 50 percent of their account balance, as defined by the Plan and subject to a minimum and maximum borrowing level. The interest rate currently charged for loans is a fixed rate equal to the average prime rate reported in The Wall Street Journal as of the last
                                   -----------------------
business day of the month preceding the date the loan application was received by the Benefits Administrative Committee. Interest rates on loans outstanding at December 31, 1998 range from 6 percent to 9.5 percent. Loan repayment periods range from

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN one to five years. Repaid principal and interest are added to investment funds according to the current investment elections of the participant. The loans are carried at their face amount, which approximates fair value.

Plan Administration - The Plan is administered by the Company's Benefits Administrative Committee. The assets of the Plan are maintained in the Lyondell Master Trust under the custody of State Street Bank and Trust Company ("Trustee"). See Note 5. The Trustee makes payments as authorized by the Plan. The Trustee has also been appointed investment manager to the Money Market Fund, the SSGA Intermediate Bond Fund and the Lyondell and ARCO common stock funds. Other investment options are managed by their respective fund investment managers. Administrative expenses are paid by the Company.

Termination Provision - Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, all participants will be fully vested in their accounts and all assets of the Plan will continue to be held for distribution to participants as provided in the Plan.


2.  Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Investments - See Note 4.

Investment Income - This includes dividend income, interest income and the net appreciation or depreciation in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation or depreciation of those investments.

Payment of Benefits - Benefits are recorded when paid.

Use of Estimates - The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan's management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for investment options in various combinations of stocks and mutual funds. Investment securities are exposed to various risks, such as market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.


3.  Tax Status

The Plan is a qualified plan under Sections 401(a) and (k) of the Internal Revenue Code of 1986, as amended ("Code") and is a qualified employee stock ownership plan under Section 4975(e)(7) of the Code. The Benefits Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision is made for federal income taxes.

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

4.  Lyondell Chemical Company Master Trust

The Lyondell Master Trust, formerly the Lyondell Petrochemical Company Master Trust, was established in July 1995 for certain participating benefit plans of the Company and LYONDELL-CITGO Refining LP ("LCR"), an entity related to the Company, and was administered by the Benefits Administrative Committees of the two entities.

Effective January 1, 1997, the assets of the two LCR benefit plans were transferred from the Lyondell Master Trust into a newly created LYONDELL-CITGO Refining Company Ltd. Master Trust. Subsequent to this transfer, only the assets of the Prior Plan remained in the Lyondell Master Trust, transforming the Lyondell Master Trust into the Lyondell Chemical Company Trust ("Trust"). All accounting procedures, investment valuation procedures and unit determination procedures for the Trust were consistent with the procedures of the Lyondell Master Trust.

Effective January 1, 1998, the Lyondell Master Trust was reestablished to hold the assets of certain participating benefit plans of Lyondell and Equistar and was administered by the Benefits Administrative Committees of the two entities.

Investments of the Lyondell Master Trust consist of ownership interests in various investment funds and equity securities of Lyondell, ARCO and Millennium Chemicals Inc. ("Millennium"). Assets of the Lyondell Master Trust are valued by the Trustee based upon the value established by the Trustee or the outside investment managers for the various investment funds. Investments in Lyondell, ARCO and Millennium common stock are valued at fair value based upon quoted market prices in an active market as of the last business day of the periods presented. All other investment funds are valued at net asset value as of the last business day of the periods presented, which is the fair value of all securities held plus accruals for dividend income and interest income. The fund value per unit is determined by dividing the net asset value of the fund by the number of units outstanding. Short-term and certain other investments are valued at cost, which approximates fair value. Purchases and sales of securities are accounted for on a trade date basis (the date the order to buy or sell is executed). Gains or losses on the sale or distribution of securities are computed on a first-in, first-out basis. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. The Lyondell Master Trust presents the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

The Plan does not own specific securities or other assets in the Lyondell Master Trust, but has an ownership interest in each selected fund within the Lyondell Master Trust, which is valued daily. Contributions to, withdrawals from and transfers between investment options in the Lyondell Master Trust by the participants are recorded in each investment fund.

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

Net assets of the Lyondell Master Trust at December 31, 1998 were as follows:

ASSETS
Investments, at fair value:
    Lyondell common stock                                   $ 26,464,343
    ARCO common stock                                          8,602,169
    Millennium common stock                                   24,425,549
    Money Market Fund                                         60,488,654
    SSGA Intermediate Bond Fund                               11,374,559
    IDS New Dimensions Fund                                   55,304,303
    Dodge & Cox Balanced Fund                                 30,231,923
    Seven Seas S&P 500 Fund                                   52,118,869
    PBHG Growth Fund                                          17,727,418
    Europacific Growth Fund                                   10,293,098
    Participant loans receivable, at cost                     19,545,619
                                                            ------------

        Total investments                                    316,576,504

Interest and dividends receivable                                  5,473
                                                            ------------

        Total assets                                         316,581,977

LIABILITIES

Other liabilities                                                 15,200
                                                            ------------

NET ASSETS                                                  $316,566,777
                                                            ============

Plan percentage                                                     6.46%
                                                            ============

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

Changes in net assets of the Lyondell Master Trust with fund information for the year ended December 31, 1998 are presented below. The fund information is presented for purposes of additional analysis rather than to present the changes in net assets of each fund.

                                                                                                          SSGA
                                             Lyondell         ARCO       Millennium        Money      Intermediate
                                              Common         Common        Common         Market          Bond
                                               Stock         Stock          Stock          Fund           Fund
                                           -------------  ------------  -------------  -------------  ------------
Contributions:
    Employer                               $    301,968   $        --   $         --    $ 3,407,148    $   614,896
    Participant                                 100,536            --             --      4,201,219        739,610
    Rollover                                         --            --             --         34,873        647,332
                                           -----------------------------------------------------------------------
        Total                                   402,504            --             --      7,643,240      2,001,838
                                           -----------------------------------------------------------------------

Investment income:
    Dividend income                           1,373,424       394,607      1,368,105             --             --
    Interest income                              50,513        10,291             --      2,531,643             --
    Net appreciation (depreciation)
        in the fair value of investments     (9,462,628)   (2,059,775)   (14,994,934)            --        548,629
                                           -----------------------------------------------------------------------
            Net investment income (loss)     (8,038,691)   (1,654,877)   (13,626,829)     2,531,643        548,629
                                           -----------------------------------------------------------------------
Benefits paid to participants                (3,087,226)   (1,592,917)      (522,848)    (8,015,151)      (612,743)
                                           -----------------------------------------------------------------------
Loan activity:
    Participant borrowings                     (318,096)      (25,930)      (209,062)    (2,771,052)      (316,635)
    Participant repayments                      115,304           842             --      2,787,402        247,961
                                           -----------------------------------------------------------------------
        Net loan activity                      (202,792)      (25,088)      (209,062)        16,350        (68,674)
                                           -----------------------------------------------------------------------
Transfer activity:
    Transfers from Millennium
        Chemicals Inc. plans                         --            --     42,146,257     13,931,421      4,518,912
    Net transfers from LYONDELL-
        CITGO Refining Company Ltd.
        Master Trust                            134,226        48,823             --        314,222         70,855
    Net transfers between investment
        options                             (20,369,231)   (1,027,808)    (2,908,949)    17,440,402      1,386,673
                                           -----------------------------------------------------------------------
            Net transfer activity           (20,235,005)     (978,985)    39,237,308     31,686,045      5,976,440
                                           -----------------------------------------------------------------------

Net increase (decrease)                     (31,161,210)   (4,251,867)    24,878,569     33,862,127      7,845,490

Net assets available for benefits:
    Beginning of year                        58,110,714    13,032,575             --     25,683,537      3,345,611
                                           -----------------------------------------------------------------------
    End of year                            $ 26,949,504   $ 8,780,708   $ 24,878,569    $59,545,664    $11,191,101
                                           =======================================================================



                            (Continued on next page)

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                                                IDS           Dodge          Seven
                                                New           & Cox          Seas           PBHG        Europacific
                                            Dimensions      Balanced        S&P 500        Growth         Growth
                                               Fund           Fund           Fund           Fund           Fund
                                           -------------  -------------  -------------  -------------  -------------
Contributions:
    Employer                                $ 3,622,649    $ 2,251,327    $ 3,630,148    $ 1,228,526    $   763,723
    Participant                               4,699,376      2,812,067      4,694,270      1,652,688      1,022,722
    Rollover                                    454,753        340,374        563,187        106,677        100,311
                                           -------------------------------------------------------------------------
        Total                                 8,776,778      5,403,768      8,887,605      2,987,891      1,886,756
                                           ------------------------------------------------------------------------

Investment income:
    Dividend income                           1,539,046      1,748,058      5,429,818             --        423,115
    Interest income                                  --             --             --             --             --
    Net appreciation (depreciation)
        in the fair value of investments      6,042,280       (978,815)     1,503,023        852,762        198,505
                                           ------------------------------------------------------------------------
            Net investment income             7,581,326        769,243      6,932,841        852,762        621,620
                                           ------------------------------------------------------------------------
Benefits paid to participants                (1,946,295)      (732,127)      (903,095)      (551,276)      (325,463)
                                           ------------------------------------------------------------------------
Loan activity:
    Participant borrowings                   (1,786,245)      (703,607)    (1,318,436)      (597,164)      (304,269)
    Participant repayments                    1,398,655        564,991      1,048,229        501,831        224,136
                                           ------------------------------------------------------------------------
        Net loan activity                      (387,590)      (138,616)      (270,207)       (95,333)       (80,133)
                                           ------------------------------------------------------------------------
Transfer activity:
    Transfers from Millennium
        Chemicals Inc. plans                 17,422,117     19,173,148     24,503,678      6,388,229      4,860,207
    Net transfers from LYONDELL-
        CITGO Refining Company Ltd.
        Master Trust                            182,924             --        146,620        170,442         89,502
    Net transfers between investment
        options                                 (26,122)       754,361      4,837,710       (323,559)       236,523
                                         --------------------------------------------------------------------------
            Net transfer activity            17,578,919     19,927,509     29,488,008      6,235,112      5,186,232
                                         --------------------------------------------------------------------------

Net increase                                 31,603,138     25,229,777     44,135,152      9,429,156      7,289,012

Net assets available for benefits:
    Beginning of year                        23,701,166      5,002,147      7,983,718      8,298,262      3,004,084
                                         --------------------------------------------------------------------------
    End of year                             $55,304,304    $30,231,924    $52,118,870    $17,727,418    $10,293,096
                                         ==========================================================================


                           (Continued on next page)

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                                              Participant                 Trust
                                                 Loans                    Total
                                           ------------------       ------------------
Contributions:
    Employer                               $              --        $      15,820,385
    Participant                                           --               19,922,488
    Rollover                                              --                2,247,507
                                           -----------------        -----------------
        Total                                             --               37,990,380
                                           -----------------        -----------------
Investment income:
    Dividend income                                       --               12,276,173
    Interest income                                1,164,304                3,756,751
    Net appreciation (depreciation)
        in the fair value of investments                  --              (18,350,953)
                                           -----------------        -----------------
            Net investment income (loss)           1,164,304               (2,318,029)
                                           -----------------        -----------------
Benefits paid to participants                       (653,553)             (18,942,694)
                                           -----------------        -----------------
Loan activity:
    Participant borrowings                         8,350,496                       --
    Participant repayments                        (6,889,351)                      --
                                           -----------------        -----------------
        Net loan activity                          1,461,145                       --
                                           -----------------        -----------------
Transfer activity:
    Transfers from Millennium
        Chemicals Inc. plans                       6,982,730              139,926,699
    Net transfers from LYONDELL-
        CITGO Refining Company Ltd.
        Master Trust                                      --                1,157,614
    Net transfers between investment
        options                                           --                       --
                                           -----------------        -----------------
            Net transfer activity                  6,982,730              141,084,313
                                           -----------------        -----------------
Net increase                                       8,954,626              157,813,970
Net assets available for benefits:
    Beginning of year                             10,590,993              158,752,807
                                           -----------------        -----------------
    End of year                            $      19,545,619        $     316,566,777
                                           =================        =================


5.  Subsequent Event

Effective April 1, 1999, Fidelity Investments ("Fidelity") replaced State Street Bank and Trust Company as asset custodian for the Lyondell Master Trust. At the same time, Fidelity also became the record-keeper for the Plan.

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN
                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           LYONDELL CHEMICAL COMPANY
                                            401(K) AND SAVINGS PLAN

                               By:            /s/  ALLEN C. HOLMES
                                      ------------------------------------------
                                                   ALLEN C. HOLMES
                               Chairman, Benefits Administrative Committee



Date:  June 29, 1999

                                 EXHIBIT INDEX


                                                                   Sequentially
Exhibit                                                            Numbered Page
  No.                                Exhibit                       Where Located
-------                              -------                       -------------
  23                 Consent of PricewaterhouseCoopers LLP             16